Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-170582

PROSPECTUS

$600,000,000

TENET HEALTHCARE CORPORATION

Offer to exchange its 8% Senior Notes due 2020, which have been registered under the

Securities Act of 1933, for any and all of its outstanding 8% Senior Notes due 2020

The exchange offer and withdrawal rights will expire at 5:00 P.M.,

Eastern time, on January 19, 2011, unless extended.

We are offering to exchange up to $600,000,000 aggregate principal amount of our new 8% Senior Notes due 2020, which have been registered under the Securities Act of 1933, referred to in this prospectus as the new notes, for any and all of our outstanding 8% Senior Notes due 2020, referred to in this prospectus as the old notes. The new notes and the old notes are collectively referred to in this prospectus as the “notes.”

We issued the old notes on August 17, 2010 in a transaction not requiring registration under the Securities Act. We are offering you new notes, with terms substantially identical to those of the old notes, in exchange for old notes in order to satisfy our registration obligations from that previous transaction. If you fail to tender your old notes, you will continue to hold unregistered notes that you will not be able to transfer freely.

See “Risk Factors” starting on page 6 of this prospectus for a discussion of risks associated with the exchange of old notes for the new notes offered hereby.

We will exchange new notes for all old notes that are validly tendered and not withdrawn before expiration of the exchange offer. You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer. The exchange procedure is more fully described in “The Exchange Offer—Procedures for Tendering.”

The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. See “Description of the New Notes” for more details on the terms of the new notes.

We will not receive any proceeds from the exchange offer.

There is no established trading market for the new notes or the old notes.

The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

December 17, 2010

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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SUMMARY

This summary highlights selected information from this prospectus and is therefore qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire prospectus and the other documents to which it refers to understand fully the terms of the notes. References in this prospectus to “Tenet,” “the Company,” “we,” “us,” “our” and “ours” refer to Tenet Healthcare Corporation and its consolidated subsidiaries unless the context otherwise requires.

Our Company

Tenet is an investor-owned health care services company whose subsidiaries and affiliates principally operate general hospitals and related health care facilities. At September 30, 2010, our subsidiaries operated 49 general hospitals and a critical access hospital, with a combined total of 13,430 licensed beds, serving urban and rural communities in 11 states. We also own an interest in a health maintenance organization and operate: various related health care facilities, including a long-term acute care hospital and a number of medical office buildings (all of which are located on, or nearby, one of our general hospital campuses); physician practices; captive insurance companies; and other ancillary health care businesses (including outpatient surgery centers, diagnostic imaging centers, and occupational and rural health care clinics).

We were incorporated in the state of Nevada in 1975. Our executive offices are located at 1445 Ross Avenue, Suite 1400, Dallas, Texas 75202. Our telephone number is (469) 893-2200. We can be found on the World Wide Web at www.tenethealth.com. Information on our website is not part of this prospectus.

The Exchange Offer

On August 17, 2010, we completed the private offering of $600,000,000 aggregate principal amount of 8% Senior Notes due 2020. As part of that offering, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes. Below is a summary of the exchange offer.

Old notes	8% Senior Notes due 2020.

New notes	Notes of the same series, the issuance of which has been registered under the Securities Act of 1933. The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

Terms of the offer	We are offering to exchange a like amount of new notes for our old notes in denominations of $2,000 in principal amount and integral multiples of $1,000 in excess thereof. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $600,000,000 aggregate principal amount of 8% Senior Notes due 2020 outstanding. We will issue new notes promptly after the expiration of the exchange offer.

Expiration time	The exchange offer will expire at 5:00 P.M., Eastern time, on January 19, 2011, unless extended.

Procedures for tendering	To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering.”

Letters of transmittal and certificates representing old notes should not be sent to us. Such documents should be sent only to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Acceptance of old notes for exchange; issuance of new notes	Subject to the conditions stated in “The Exchange Offer—Conditions to the Exchange Offer,” we will accept for exchange any and all old notes that are properly tendered in the exchange offer before the expiration time. The new notes will be delivered promptly after the expiration time.

Interest payments on the new notes	The new notes will bear interest from the most recent date through which interest has been paid on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.

Withdrawal rights	You may withdraw your tender at any time before the expiration time.

Conditions to the exchange offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes. See “The Exchange Offer—Conditions to the Exchange Offer” for more information.

Resales of new notes	Based on interpretations by the staff of the Securities and Exchange Commission, or SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes;

•	you are not an “affiliate” of ours; and

•	you are not a broker-dealer that acquired any of its old notes directly from us.

If you fail to satisfy any of the foregoing conditions, you will not be permitted to tender your old notes in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of your old notes unless such sale is made pursuant to an exemption from such requirements.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale or other transfer of the new notes issued in the exchange offer, including the delivery of a prospectus that contains information with respect to any selling holder required by the Securities Act in connection with any resale of the new notes.

See “The Exchange Offer—Resales of New Notes.”

Exchange agent	The Bank of New York Mellon Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of proceeds	We will not receive any proceeds from the issuance of new notes in the exchange offer. We will pay all expenses incident to the exchange offer. See “Use of Proceeds” and “The Exchange Offer—Fees and Expenses.”

The New Notes

The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. Where we refer to “notes” in this prospectus, we are referring to both the old notes and the new notes.

Notes offered	Up to $600,000,000 aggregate principal amount of 8% Senior Notes due 2020, which have been registered under the Securities Act.

Maturity date	August 1, 2020.

Listing	We do not intend to apply for listing of the new notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Interest	Interest on the new notes will accrue at the rate of 8% per annum, accruing from August 17, 2010. Interest on the new notes will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2011, to holders of record on the immediately preceding January 15 and July 15.

Guarantees	None.

Ranking	The new notes will be our senior unsecured obligations and will rank senior to any subordinated indebtedness we may incur and equally with our existing and future unsecured indebtedness and other liabilities, be effectively subordinated to our obligations under our senior secured notes, our credit agreement and any of our future secured debt, in each case to the extent of the value of the collateral securing such secured indebtedness, and be structurally subordinated to all obligations of our subsidiaries to the extent of the assets of such subsidiaries. See “Description of the New Notes.”

Change of Control	Upon the occurrence of a “change of control” (as specified in “Description of the New Notes—Repurchase at the Option of Holders”), we may be required to purchase all or any part of the notes at 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest.

Optional redemption	Prior to August 1, 2015, we may redeem, in whole or in part, the notes by paying the applicable make-whole premium set forth in “Description of the New Notes—Make-Whole Redemption.”

At any time prior to August 1, 2013, we may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more Qualified Equity Offerings at the redemption prices set forth in “Description of the New Notes—Redemption of Notes with Net Cash Proceeds of Qualified Equity Offerings”; provided that at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding after the redemption, and the redemption occurs within 90 days of the closing of any such Qualified Equity Offering.

At any time or from time to time after August 1, 2015, we, at our option, may redeem the notes, in whole or in part, at the redemption prices and terms set forth under “Description of the New Notes—Optional Redemption,” together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the periods specified under “Description of the New Notes—Optional Redemption.”

Certain Covenants	The indenture governing the new notes will contain covenants that, among other things, will restrict our ability and the ability of our subsidiaries to:

•	incur liens;

•	enter into sale and lease-back transactions; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between one or more of our wholly owned subsidiaries and us.

These restrictions are subject to a number of important exceptions and qualifications. In particular, there are no restrictions on our ability or the ability of our subsidiaries to incur additional indebtedness (other than restrictions on the ability of our subsidiaries to guarantee our indebtedness), make restricted payments, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, enter into transactions with affiliates or make advances to, or invest in, other entities (including unaffiliated entities). See “Risk Factors—Risks Related to the New Notes—The protections provided in the new notes are limited, and we may take actions that could adversely affect the new notes.”

Form and denominations	We will issue the new notes in fully registered form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the new notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold a beneficial interest in one or more of the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated new notes.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Consolidated Ratios of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. Earnings included in the calculation of this ratio consist of income before income taxes and noncontrolling interest plus fixed charges. Fixed charges included in the calculation of this ratio consist of interest expense, including amortization of debt discounts and issuance costs, capitalized interest and the imputed interest component of rental expense.

	Years Ended December 31,							Nine Months Ended September 30,
	2009		2008		2007	2006	2005	2010		2009
	(Dollars in Millions)
Consolidated ratio of earnings to fixed charges	1.4	x	1.1	x	—	—	—	1.3	x	1.6	x
Deficiency					$116	$1,097	$374

RISK FACTORS

We have included discussions of cautionary factors describing risks relating to our business and an investment in our securities in our Annual Report on Form 10-K for the year ended December 31, 2009 (“Annual Report”), which is incorporated by reference into this prospectus. See “Where You Can Find More Information” for an explanation of how to get a copy of this report. Additional risks related the new notes are described in this prospectus and may also be described in a prospectus supplement. Before tendering old notes in the exchange offer, you should carefully consider the risk factors we describe in this prospectus and any prospectus supplement and in any report incorporated by reference into this prospectus or such prospectus supplement, including our Annual Report or any Annual Report on Form 10-K or Quarterly Report on Form 10-Q that is incorporated by reference into this prospectus or such prospectus supplement after the date of this prospectus. Any or all of these risk factors could have a material adverse effect on our business, financial condition, results of operations or liquidity. Furthermore, although we discuss key risks in these risk factor descriptions, additional risks not currently known to us or that we currently deem immaterial also may impair our business. Our subsequent filings with the SEC may contain amended and updated discussions of significant risks. We cannot predict future risks or estimate the extent to which they may affect our financial performance.

Risks Related to the New Notes

The protections provided in the new notes are limited, and we may take actions that could adversely affect the new notes.

Our currently outstanding senior unsecured notes and senior secured notes are not rated investment grade by either Standard & Poor’s or Moody’s Investors Services, and the same will be true for the new notes. The indenture governing the new notes will contain covenants that will not limit the amount of debt we may incur and will impose only limited restrictions on the security we may provide for future debt. We may decide to incur additional secured or unsecured debt in the future to finance our operations and any judgments or settlements or for other business purposes, and any such additional debt may have an adverse effect on our credit rating and the priority of claims of holders of the new notes. That additional debt, if incurred, could be held by a number of creditors, including affiliates of the initial purchasers of the notes.

The indenture governing the notes contains covenants that, among other things, restrict our ability and the ability of our subsidiaries to:

•	incur liens;

•	enter into sale and lease-back transactions; or

•	consolidate, merge or sell all or substantially all of our assets, other than in certain transactions between one or more of our wholly owned subsidiaries and us.

These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

In addition, these restrictions are subject to a number of important exceptions and qualifications. In particular, there are no restrictions on our ability or the ability of our subsidiaries to incur additional unsecured indebtedness, make restricted payments, pay dividends or make distributions in respect of capital stock, purchase or redeem capital stock, enter into transactions with affiliates or make advances to, or invest in, other entities (including unaffiliated entities).

We depend on funds from our subsidiaries, which affects our ability to obtain funds to meet our debt service obligations.

We hold most of our assets at, and conduct most of our operations through, direct and indirect subsidiaries. As a result, our results of operations depend on the results of operations of our subsidiaries. Moreover, we are dependent on dividends or other intercompany transfers of funds from our subsidiaries to meet our debt service and other obligations, including payment on the new notes. The ability of our subsidiaries to pay dividends or make other payments or advances to us will depend on their operating results and will be subject to applicable laws and restrictions contained in agreements governing the debt of such subsidiaries.

Our less than wholly owned subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flows to service their respective debt obligations, including in respect of the new notes.

We may be unable to purchase the new notes upon a change of control.

Upon the occurrence of a “change of control” (as specified in “Description of the New Notes—Repurchase at the Option of Holders”), you may require us to purchase all or any part of your new notes at 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest. Our credit agreement may restrict our ability to repurchase the new notes under these circumstances, and any of our future debt agreements may also limit our ability to repurchase the new notes upon the occurrence of a change of control event. Accordingly, we may not be able to satisfy our obligations to purchase your new notes unless we are able to refinance or obtain waivers under the indebtedness with such restrictions. We cannot assure you that we will have the financial resources to purchase your new notes, particularly as that change of control event may trigger a similar repurchase requirement for, or result in the acceleration of, other indebtedness.

Although the new notes are referred to as “senior notes,” they will be effectively subordinated to any secured debt we may incur and structurally subordinated to indebtedness of our subsidiaries.

Holders of our present and future secured indebtedness will have claims that are senior to your claims as holders of the new notes, to the extent of the value of the collateral securing such other indebtedness. As of September 30, 2010, we had outstanding $2.353 billion of secured indebtedness. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claims to those assets that constitute their collateral. Holders of the new notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the new notes, and potentially with all of our other general senior unsecured creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the new notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent rights of holders of the new notes to realize proceeds from the sale of any of our subsidiaries’ assets, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of our subsidiaries. As of September 30, 2010, our subsidiaries had $7 million of outstanding debt, consisting of capital lease obligations and mortgage notes. Certain of our subsidiaries have also provided unconditional guarantees of our $2.353 billion of outstanding senior secured notes.

There is no public market for the new notes, and you cannot be sure that an active trading market will develop for the new notes.

The new notes are being offered to the holders of the old notes, which were issued on August 17, 2010, primarily to a small number of institutional investors. Although the initial purchasers in the offering of the old notes have informed us that they intend to make a market in the new notes, they are not obligated to do so and any market-making activity may be discontinued at any time without notice. The new notes are a new issue of securities with no established trading market, and we do not intend to list them on any securities exchange or to arrange for quotation on any automated dealer quotation systems.

The liquidity of any market for the new notes will depend upon the number of holders of the new notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the new notes and other factors. An active or liquid trading market for the new notes may not develop.

Risks Related to the Exchange Offer

You may have difficulty selling the old notes you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may offer or sell the old notes only if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offer.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (1) exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the new notes or (2) resells new notes that were received by it for its own account in the exchange offer may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive new notes in the exchange offer if the exchange offer procedure is not followed.

We will issue the new notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf.

FORWARD-LOOKING STATEMENTS

The information in this prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical or present facts, that address activities, events, outcomes, business strategies and other matters that we plan, expect, intend, assume, believe, budget, predict, forecast, project, estimate or anticipate (and other similar expressions) will, should or may occur in the future are forward-looking statements. These forward-looking statements represent management’s current belief, based on currently available information, as to the outcome and timing of future events. They involve known and unknown risks, uncertainties and other factors—many of which we are unable to predict or control—that may cause our actual results, performance or achievements, or health care industry results, to be materially different from those expressed or implied by forward-looking statements. Such factors include, but are not limited to, the risks described in the “Risk Factors” section of this prospectus, Item 1A of Part I of our Annual Report, Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (“Q1-2010 Form 10-Q”) and “Forward-Looking Statements” under Item 1 of Part I of our Annual Report.

When considering forward-looking statements, a reader should keep in mind the risk factors and other cautionary statements included and incorporated by reference in this prospectus, our Annual Report, our Q1-2010 Form 10-Q, our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (“Q2-2010 Form 10-Q”) and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (“Q3-2010 Form 10-Q”). Should one or more of the risks and uncertainties described in this prospectus, our Annual Report, our Q1-2010 Form 10-Q, our Q2-2010 Form 10-Q or our Q3-2010 Form 10-Q occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. We specifically disclaim any obligation to update any information contained in a forward-looking statement or any forward-looking statement in its entirety and, therefore, disclaim any resulting liability for potentially related damages.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We will not receive proceeds from the issuance of the new notes offered hereby. In consideration for issuing the new notes in exchange for old notes as described in this prospectus, we will receive old notes of like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled.

SELECTED FINANCIAL DATA

The following tables present selected historical consolidated financial data for Tenet Healthcare Corporation and its wholly owned and majority-owned subsidiaries. The consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 have been derived from our audited consolidated financial statements, which are included in our Annual Report, which is incorporated by reference in this prospectus.

The consolidated statements of operations and consolidated statement of cash flows data for the nine months ended September 30, 2010 and 2009 and the consolidated balance sheet data as of September 30, 2010 have been derived from our unaudited consolidated financial statements included in our Q3-2010 Form 10-Q, which is incorporated by reference in this prospectus. The unaudited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We believe all adjustments, including normal recurring adjustments, considered necessary for a fair presentation of the results of the interim periods have been included. Operating results for the nine-month period ended September 30, 2010 are not necessarily indicative of the results that may be expected for the full year. Reasons for this include, but are not limited to: overall revenue and cost trends, particularly trends in patient accounts receivable collectability and associated provisions for doubtful accounts; the timing and magnitude of price changes; fluctuations in contractual allowances and cost report settlements and valuation allowances; managed care contract negotiations, settlements or terminations and payer consolidations; changes in Medicare and Medicaid regulations; Medicaid funding levels set by the states in which we operate; fluctuations in interest rates; levels of malpractice insurance expense and settlement trends; impairment of long-lived assets and goodwill; restructuring charges; losses, costs and insurance recoveries related to natural disasters; litigation and investigation costs; acquisitions and dispositions of facilities and other assets; income tax rates and valuation allowance activity; changes in estimates of accruals for annual incentive compensation; the timing and amounts of stock option and restricted stock unit grants to employees and directors; and changes in occupancy levels and patient volumes. Factors that affect patient volumes and, thereby, our results of operations at our hospitals and related health care facilities include, but are not limited to: the business environments, economic conditions and demographics of local communities; the number of uninsured and underinsured individuals in local communities treated at our hospitals; seasonal cycles of illness; climate and weather conditions; physician recruitment, retention and attrition; advances in technology and treatments that reduce length of stay; local health care competitors; managed care contract negotiations or terminations; any unfavorable publicity about us, which impacts our relationships with physicians and patients; changes in health care regulation; and the timing of elective procedures. These considerations apply to year-to-year comparisons as well.

During the nine months ended September 30, 2010, we recorded an income tax benefit of $979 million compared to $12 million of expense during the nine months ended September 30, 2009. The benefit recorded in the 2010 period is primarily due to a decrease in the valuation allowance for our deferred tax assets. The net decrease in the valuation allowance during the nine months ended September 30, 2010 is primarily attributable to the estimated realization of deferred tax assets resulting from the utilization of net operating loss carryforwards against current year and future years’ taxable income. During the three months ended September 30, 2010, after considering all available evidence, both positive and negative, we concluded that the valuation allowance against our deferred tax assets could be reduced by approximately $987 million.

The following information should be read in conjunction with the information under the caption “Risk Factors” contained herein and incorporated by reference herein from our Annual Report. The following information should also be used in conjunction with the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, both included in our Annual Report, and both included in our Q3-2010 Form 10-Q, each of which has been incorporated by reference in this prospectus.

OPERATING RESULTS

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2008	2007	2006	2005	2010	2009
	(In Millions, Except Per-Share Amounts)
Net operating revenues	$9,014	$8,585	$8,083	$7,676	$7,557	$6,904	$6,753
Operating expenses:
Salaries, wages and benefits	3,857	3,779	3,617	3,440	3,468	2,933	2,868
Supplies	1,569	1,511	1,401	1,357	1,339	1,183	1,175
Provision for doubtful accounts	697	628	555	487	544	549	516
Other operating expenses, net	1,909	1,928	1,852	1,761	1,663	1,470	1,430
Depreciation and amortization	386	371	336	314	303	293	291
Impairment of long-lived assets and goodwill, and restructuring charges, net of insurance recoveries	27	16	36	312	29	1	13
Hurricane insurance recoveries, net of costs	—	—	(3)	(14)	7	—	—
Litigation and investigation costs, net of insurance recoveries	31	41	13	766	212	6	13

Operating income (loss)	538	311	276	(747)	(8)	469	447
Interest expense	(445)	(418)	(419)	(408)	(403)	(323)	(342)
Gain (loss) from early extinguishment of debt	97	—	—	—	(15)	(55)	97
Investment earnings (loss)	—	22	47	62	59	5	(1)
Net gain on sales of investments	15	139	—	5	4	—	15

Income (loss) from continuing operations, before income taxes	205	54	(96)	(1,088)	(363)	96	216
Income tax benefit (expense)	23	25	61	258	82	979	(12)

Income (loss) from continuing operations, before discontinued operations and cumulative effect of changes in accounting principle	$228	$79	$(35)	$(830)	$(281)	$1,075	$204

Basic earnings (loss) per share attributable to Tenet Healthcare Corporation common shareholders from continuing operations	$0.44	$0.15	$(0.08)	$(1.76)	$(0.60)	$2.17	$0.41

Diluted earnings (loss) per share attributable to Tenet Healthcare Corporation common shareholders from continuing operations	$0.43	$0.15	$(0.08)	$(1.76)	$(0.60)	$1.91	$0.40

BALANCE SHEET DATA

	December 31,					September 30,
	2009	2008	2007	2006	2005	2010	2009
	(In Millions)
Working capital (current assets minus current liabilities)	$689	$760	$512	$1,100	$1,216	$748	$767
Total assets	7,953	8,174	8,393	8,539	9,812	8,535	7,876
Long-term debt, net of current portion	4,272	4,778	4,771	4,760	4,784	4,057	4,267
Total equity	697	147	88	298	1,086	1,764	673

CASH FLOW DATA

	Years Ended December 31,					Nine Months Ended September 30,
	2009	2008	2007	2006	2005	2010	2009
	(In Millions)
Net cash provided by (used in) operating activities	$425	$208	$326	$(462)	$763	$297	$284
Net cash provided by (used in) investing activities	(125)	(274)	(520)	(379)	(392)	(271)	55
Net cash provided by (used in) financing activities	(117)	1	(18)	252	348	(318)	(115)

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. Earnings included in the calculation of this ratio consist of income before income taxes and noncontrolling interest plus fixed charges. Fixed charges included in the calculation of this ratio consist of interest expense, including amortization of debt discounts and issuance costs, capitalized interest and the imputed interest component of rental expense.

	Years Ended December 31,							Nine Months Ended September 30,
	2009		2008		2007	2006	2005	2010		2009
	(Dollars in Millions)
Consolidated ratio of earnings to fixed charges	1.4	x	1.1	x	—	—	—	1.3	x	1.6	x
Deficiency					$116	$1,097	$374

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the old notes, we entered into an exchange and registration rights agreement with the initial purchasers of the old notes, pursuant to which we agreed to file and to use our commercially reasonable efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes and (2) will not have registration rights or provide for any increase in the interest rate related to the obligation to register. See “Description of the New Notes” and “Description of the Old Notes” for more information on the terms of the respective notes and the differences between them.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” means any person in whose name the old notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by Depository Trust Company, or DTC, who desires to deliver such old notes by book-entry transfer at DTC.

We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange old notes that are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $600,000,000 aggregate principal amount of 8% Senior Notes due 2020 are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of the prospectus to all holders of old notes known to us. Old notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and any integral multiple of $1,000 in excess thereof.

Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 5:00 P.M., Eastern time, on January 19, 2011. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term “expiration time” as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes as described below. During any extension period, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the old notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 A.M., Eastern time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration time, transmit to The Bank of New York Mellon Trust Company, N.A., the exchange agent, at the address listed under the heading “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if old notes are tendered in accordance with the book-entry procedures listed below, an agent’s message.

In addition, a tendering holder must:

•	deliver certificates, if any, for the old notes to the exchange agent at or before the expiration time; or

•

deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or old notes to us.

If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent’s account, including by means of DTC’s Automated Tender Offer Program.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is an “eligible guarantor institution” meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other “signature guarantee program” as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of new notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “—Exchange Agent” at or prior to the expiration time; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder’s old notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•

prior to the expiration time, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

1.	stating the name and address of the holder of old notes and the amount of old notes tendered,

2.	stating that the tender is being made, and

3.	guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular old note either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular old note either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we determine.

Neither we nor the exchange agent (or any other person) will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we nor the exchange agent (or any other person) will incur any liability for failing to give notification of any defect or irregularity.

Other Rights

While we have no present plan to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes that are not tendered in the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. We also reserve the right to terminate the exchange offer, as described below under “—Conditions of the Exchange Offer,” and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any of those purchases or offers could differ from the terms of the exchange offer.

Acceptance of Old Notes for Exchange; Issuance of New Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all old notes properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

•	certificates for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

The new notes will bear interest from the most recent date through which interest has been paid on the old notes for which they were exchanged or, if no interest has been paid on the old notes, from the date of the initial issuance of the old notes. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date through which interest has been paid or, if no interest has been paid on the old notes, from the date of initial issuance of the old notes. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time before the expiration time.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “—Exchange Agent” before the expiration time. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	contain a statement that the holder is withdrawing its election to have the old notes exchanged;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender; and

•	specify the name in which the old notes are registered, if different from that of the depositor.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution. If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•

there shall occur a change in the current interpretation by the staff of the SEC that permits the new notes issued pursuant to the exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder that is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes;

•

any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•

a banking moratorium shall have been declared by United States federal or New York State authorities that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•

trading on the New York Stock Exchange or generally in the United States over-the-counter market shall have been suspended by order of the SEC or any other governmental authority that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•

an attack on the United States, an outbreak or escalation of hostilities or acts of terrorism involving the United States, or any declaration by the United States of a national emergency or war shall have occurred;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer; or

•

any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred that is or may be adverse to us or we shall have become aware of facts that have or may have an adverse impact on the value of the old notes or the new notes, which in our sole judgment in any case makes it inadvisable to proceed with the exchange offer and/or with the acceptance for exchange or with the exchange.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any old notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. See “—Expiration, Extension and Amendment” above.

Resales of New Notes

Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in the distribution of the new notes; and

•	the holders are not “affiliates” of ours within the meaning of Rule 405 under the Securities Act.

However, the SEC has not considered the exchange offer described in this prospectus in the context of a no-action letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the above three requirements.

Any holder who is an affiliate of ours or who intends to participate in the exchange offer for the purpose of distributing new notes or any broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

•	may not rely on the applicable interpretations of the staff of the SEC mentioned above;

•	will not be permitted or entitled to tender the old notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that the old notes were acquired by it as a result of market-making activities or other trading activities and agree that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

In addition, to comply with state securities laws, the new notes may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification, with which there has been compliance, is available. The offer and sale of the new notes to “qualified institutional buyers,” as defined under Rule 144A of the Securities Act, is generally exempt from registration or qualification under the state securities laws. We currently do not intend to register or qualify the sale of new notes in any state where an exemption from registration or qualification is required and not available.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

AS EXCHANGE AGENT

By Facsimile for Eligible Institutions: (212) 298-1915 Attention: Mr. David Mauer Confirm by Telephone: (212) 815-3687

By Mail/Overnight Courier/Hand:

c/o The Bank of New York Mellon

Trust Company, N. A.

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations—Reorganization Unit

480 Washington Boulevard, 27th Floor

Jersey City, NJ 07310

Attention: Mr. David Mauer

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer.

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Accounting Treatment

We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offer will be amortized over the term of the new notes.

DESCRIPTION OF THE NEW NOTES

General

You can find the definition of certain terms used in this description under the subheading “—Definitions.” We issued the old notes and will issue the new notes pursuant to an indenture, dated as of November 6, 2001, as supplemented by a supplemental indenture, between us and The Bank of New York Mellon Trust Company, N.A., as successor trustee to The Bank of New York (the “indenture”). Except as described below, the terms of the notes will include those terms stated in the indenture and those terms made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (which we refer to as the “TIA”). The notes are subject to all such terms, and you should refer to the indenture and the TIA for a statement thereof. The following summary of the material provisions of the indenture is not complete and is qualified in its entirety by reference to the indenture, including the definitions therein of terms used below. Upon request, you may obtain a copy of the indenture from us. As used in this “Description of the New Notes,” the terms “we,” “our,” “us” and “the Company” refer to Tenet Healthcare Corporation and not to any of our Subsidiaries.

The indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder. We are permitted under the terms of the indenture to, and may in the future, issue other debt securities under the indenture constituting one or more separate series. The new notes will be our senior unsecured obligations and will rank senior to any subordinated indebtedness we may incur and equally with our existing and future unsecured indebtedness and other liabilities, be effectively subordinated to our obligations under our senior secured notes, our credit agreement and any of our future secured debt, in each case to the extent of the value of the collateral securing such secured indebtedness, and be structurally subordinated to all obligations of each of our Subsidiaries to the extent of the assets of such Subsidiaries.

Subject to the limitations set forth in the indenture, we may, without the consent of the note holders, issue additional notes under the indenture having the same terms in all respects as the notes except for payment of interest (1) scheduled and paid prior to the date of issuance of those additional notes or (2) payable on the first interest payment date following the date of their issuance.

We will issue the new notes in fully registered form, in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Each of the new notes will be represented by one or more global notes registered in the name of a nominee of The Depository Trust Company, or DTC. You will hold a beneficial interest in one or more of the notes through DTC, and DTC and its direct and indirect participants will record your beneficial interest in their books. Except under limited circumstances, we will not issue certificated new notes. The paying agent, registrar and transfer agent for the notes will be the corporate trust department of the trustee in New York, New York. Payment of principal will be made at maturity in immediately payable funds against surrender to the trustee.

Principal, Maturity and Interest

The old notes were originally offered in, and the new notes will be limited initially to, the aggregate principal amount of $600,000,000. The old notes and the new notes constitute a single series under the indenture. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the new notes offered hereby. Any additional notes having such similar terms, together with the old notes and the new notes offered hereby, will constitute a single series of notes under the indenture, provided that such additional notes shall be fungible with the notes offered by this prospectus for U.S. federal income tax purposes.

The new notes will mature on August 1, 2020. Interest on the new notes will accrue at the rate per annum set forth on the cover page hereof and will be payable semi-annually in arrears on February 1 and August 1 of each year, commencing on February 1, 2011, to holders of record on the immediately preceding January 15 and

July 15. Interest on the new notes will accrue from the most recent date through which interest has been paid on the new notes or the old notes for which the new notes were exchanged or, if no interest has been paid, from the date of original issuance of the old notes.

Interest on the new notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the new notes will be payable at our office or agency maintained for such purpose within the City and State of New York or, at our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes; provided that all payments with respect to notes as to which the holders have given wire transfer instructions to the paying agent on or prior to the relevant record date will be required to be made by wire transfer of immediately available funds to the accounts specified by such holders. Until otherwise designated by us, our office or agency in New York will be the office of the trustee maintained for such purpose.

Optional Redemption

Except as set forth below, the notes may not be redeemed prior to August 1, 2015. At any time or from time to time after August 1, 2015, we, at our option, may redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest (including special interest, if any) thereon, if any, to the redemption date, if redeemed during the 12-month period beginning on August 1 of the years indicated:

Year	Optional Redemption Price
2015	104.000%
2016	102.667%
2017	101.333%
2018 and thereafter	100.000%

Redemption of Notes with Net Cash Proceeds of Qualified Equity Offerings

At any time or from time to time prior to August 1, 2013, we, at our option, may redeem up to 35% of the aggregate principal amount of the notes issued under the indenture with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 108% of the principal amount of the notes to be redeemed, plus, accrued and unpaid interest (including special interest, if any) thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the closing of any such Qualified Equity Offering.

Make-Whole Redemption

The notes will be redeemable, in whole or in part, at any time on or prior to August 1, 2015, at our option, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus the Applicable Premium as of the redemption date, plus accrued and unpaid interest (including special interest, if any) thereon to, but not including, the redemption date. The notes will not be subject to any mandatory sinking fund.

Selection and Notice of Redemption

If less than all of the notes is to be redeemed at any time, selection of notes for redemption will be made by the trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes to be redeemed are then listed, or, if the notes are not so listed, on a pro rata basis, by lot or by such method in accordance with the policies and procedures of DTC; provided that notes with a principal amount of $2,000 will not be redeemed in part.

We will mail a notice of redemption at least 30 but not more than 60 days before the redemption date to each holder of the notes to be redeemed. If any notes are to be redeemed in part only, the notice of redemption that relates to such notes will state the portion of the principal amount thereof to be redeemed. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Limitations on Us and Our Subsidiaries

Limitations on Liens

The indenture provides that, except as described under “—Exception to Limitations” below, neither we nor any of our Subsidiaries will issue, incur, create, assume or guarantee any debt secured by Liens upon any Principal Property, unless the notes will be secured equally and ratably with, or prior to, such debt. This restriction will not apply to:

•

Liens securing the purchase price or cost of construction of property or additions, substantial repairs, alterations or improvements, if the debt and the liens are incurred within 12 months of the acquisition, the completion of construction and full operation or the completion of such additions, repairs, alterations or improvements;

•

Liens existing on property at the time of its acquisition by us or our Subsidiaries or on the property of an entity at the time of the acquisition of such entity by us or our Subsidiaries, provided that the liens were in existence prior to the closing of, and not incurred in contemplation of, such acquisition and, in the case of the acquisition of an entity, the liens do not extend to any assets other than those of the entity acquired;

•	in the case of a Consolidated Subsidiary, Liens in favor of us or another Consolidated Subsidiary;

•	Liens existing on the date of the indenture;

•	certain Liens to governmental entities;

•

Liens incurred within 90 days (or any longer period, not in excess of one year, as permitted by law), after acquisition of the related property arising solely in connection with the transfer of tax benefits in accordance with Section 168(f)(8) of the Internal Revenue Code;

•

any substitution or replacement of any Lien referred to above, provided that the property encumbered by any substitute or replacement Lien is similar in nature and value to the property encumbered by the Lien that is being replaced; and

•	any extension, renewal or replacement of any Lien referred to above, provided the amount secured is not increased and it relates to the same property.

Limitations on Sale and Lease-Back Transactions

The indenture provides that, except as described under “—Exception to Limitations” below, neither we nor any of our Subsidiaries will enter into any Sale and Lease-Back Transaction with another Person, unless:

•	we or any of our Subsidiaries could incur debt secured by a lien on the property to be leased without securing the notes; or

•

within 120 days, we apply the greater of the net proceeds of the sale of the leased property or the fair value of the leased property to the acquisition, construction, addition, repair, alteration or improvement of a Principal Property or the voluntary retirement of our long-term debt.

Exception to Limitations

Notwithstanding the two covenants described above, we and any of our Subsidiaries may issue, incur, create, assume or guarantee debt secured by Liens or enter into any Sale and Lease-Back Transaction that would otherwise be subject to the restrictions on Liens and Sale and Lease-Back Transactions described above, provided that (i) the aggregate Amount of all our debt subject to the restriction on Liens described above plus (ii) the aggregate Attributable Debt in respect of Sale and Lease-Back Transactions that is subject to the restriction on Sale and Lease-Back Transactions above, does not exceed 15% of our Consolidated Net Tangible Assets.

Consolidation, Merger and Sale of Assets

The indenture provides that we may not consolidate with, or sell, convey or lease all or substantially all of our properties and assets to, or merge with or into, any other Person, unless:

•

we are the surviving corporation or the successor is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes the due and punctual payment of the principal of and interest on all the notes and the due and punctual performance and observation of our covenants and obligations under the indenture; and

•

immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both would become an event of default, has occurred and is continuing under the indenture.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each holder of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, we will offer a payment in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest (including special interest, if any) on the notes repurchased, to the date of purchase.

Within 30 days following any Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date of such Change of Control, pursuant to the procedures required by the indenture and described in such notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the change of control provisions of the indenture by virtue of such compliance.

On the Change of Control Payment date, we will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered and not validly withdrawn pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder notes equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such note issued for surrendered but unpurchased notes will be in a principal amount of

$2,000 or an integral multiple of $1,000 in excess thereof. We will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment date.

The provisions described above that require us to make a Change of Control Offer following a change of control will be applicable whether or not any other provisions of the indenture are applicable to the change of control event. Except as described above with respect to a change of control, the indenture does not contain provisions that permit the holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes properly tendered and not validly withdrawn under the Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of us and our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of us and our Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the indenture relating to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the notes.

To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of our compliance with such securities laws or regulations.

The agreements governing our other debt contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control, and future agreements may contain prohibitions on repurchases of or other prepayments in respect of the notes. The exercise by the holders of notes of their right to require us to repurchase such notes upon a Change of Control could cause a default under these other agreements, even if the Change of Control itself does not, due to the financial effect of such repurchases on us. In the event a Change of Control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our senior lenders to the purchase of such notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain a consent or repay those borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an event of default under the indenture which could, in turn, constitute a default under the other debt. Finally, our ability to pay cash to the holders of notes upon a repurchase may be limited by our then-existing financial resources. See “Risk Factors—Risks Related to the New Notes—We may be unable to purchase the new notes upon a change of control.”

SEC Reports

If, at any time we are no longer subject to the periodic reporting requirements of the Exchange Act for any reason, we will nevertheless continue to file with the SEC for public availability within the time periods that would have been applicable if we were subject to such reporting requirements:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if we were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on our consolidated financial statements by our independent registered public accounting firm.

Events of Default

Under the indenture, each of the following constitutes an event of default with respect to the notes:

•	failure to pay the principal of or premium, if any, on the notes, at maturity or otherwise;

•	failure to pay any interest on the notes when due, continued for 30 days;

•	the failure by us for 30 days after notice to comply with the provisions described under the caption “—Repurchase at the Option of Holders”;

•	failure to perform, or the breach of, any of our covenants in the indenture or the notes, continued for 90 days after written notice; or

•	events of bankruptcy, insolvency or reorganization with respect to us.

In addition to the events of default set forth above, an event of default will be deemed to have occurred with respect to the notes in the event of a failure to pay at maturity or the acceleration of our indebtedness having an aggregate principal amount in excess of the greater of $25 million or 5% of our Consolidated Net Tangible Assets under the terms of the instrument under which that indebtedness is issued or secured if that indebtedness is not discharged or the acceleration is not annulled within 10 days after written notice.

If any event of default with respect to the notes occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes then outstanding, by written notice to us and to the trustee, may declare the principal amount of such notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization, all outstanding notes will automatically and without any action by the trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on such acceleration, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered to the trustee indemnity reasonably satisfactory to it. Subject to such provisions for the indemnification of the trustee, the holders of a majority in aggregate principal amount of the notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder of a note will have any right to institute any proceeding with respect to the indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

•	such holder has previously given the trustee written notice of a continuing event of default with respect to the notes;

•

the holders of at least 25% in the aggregate principal amount of the notes then outstanding have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

•

the trustee has failed to institute such proceeding and the trustee has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

Such limitations, however, do not apply to a suit instituted by a holder of a note for the enforcement of payment of the principal of or interest on such note on or after its due date.

Defeasance and Covenant Defeasance

We may elect, at our option at any time, to have the provisions of the indenture relating to defeasance and discharge of indebtedness and to defeasance of certain restrictive covenants applied to the notes.

Defeasance and Discharge. The indenture provides that, upon the exercise of our option, we will be discharged from all our obligations with respect to the notes (except for certain obligations to exchange or register the transfer of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust).

Defeasance of Certain Covenants. The indenture provides that, upon the exercise of our option with respect to any notes, we may omit to comply with certain restrictive covenants, including those described under “—Limitations on Us and Our Subsidiaries” and “—Repurchase at the Option of Holders” above, and the occurrence of certain events of default will be deemed not to be or result in an event of default, in each case with respect to such notes, subject to the conditions precedent below.

In each case, the defeasance provision will be subject to our depositing in trust for the benefit of the holders of the notes money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such notes on the stated maturity in accordance with the terms of the indenture and such notes. We will also be required, among other things, to deliver to the trustee an opinion of counsel to the effect that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

In the event we exercised this option with respect to any notes and such notes were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such notes at the time of their respective stated maturities but may not be sufficient to pay amounts due on such notes upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments.

Amendment, Supplement and Waiver

Except as provided in the next three succeeding paragraphs, the indenture and the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for such notes), and any existing default or compliance with certain restrictive provisions of the indenture may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for the notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

•	reduce the principal or change the fixed maturity of any note;

•	reduce the rate or change the time for payment of interest on any note;

•

waive a default or event of default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

•	change the place of payment of any note or make any note payable in money other than that stated in the note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

•

make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

•	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver; or

•

make any change in the foregoing amendment and waiver provisions, except to increase the required percentage or to provide that other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding note.

Notwithstanding the foregoing, without the consent of any holder of notes, we, together with the trustee, may amend or supplement the indenture to:

•	cure any ambiguity, defect or inconsistency, provided that such action does not adversely affect the holders in any material respect;

•	provide for uncertificated notes in addition to or in place of certificated notes;

•

evidence the assumption of our obligations to holders of notes in the case of a merger, consolidation or sale of assets pursuant to the covenant described under the caption “—Limitations on Us and Our Subsidiaries—Consolidation, Merger and Sale of Assets”;

•	add covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	make any change that does not adversely affect the legal rights under the indenture of any such holder in any material respect;

•	add any additional events of default for the benefit of the holders of the notes;

•	establish the form or terms of other series of debt securities as permitted under the indenture;

•	comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the TIA; or

•	appoint a successor trustee.

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of notes entitled to give or take any direction, notice, consent, waiver or other action or to vote on any action under the indenture, in the manner and subject to the limitations provided in the indenture. In certain limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by Persons who are holders of outstanding notes on the record date. To be effective, the action must be taken by holders of the requisite principal amount of notes within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by us (or the trustee, if it set the record date), and may be shortened or lengthened from time to time, but not beyond 180 days.

The Trustee

The Bank of New York Mellon Trust Company, N.A. is successor trustee under the indenture.

We maintain banking relations with The Bank of New York Mellon and The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon or its affiliate also serves as escrow agent under an escrow agreement to which we are party. In addition, The Bank of New York Mellon Trust Company, N.A. is successor trustee under other indentures pursuant to which we have issued debt. Pursuant to the TIA, should a default occur with respect to the notes, the trustee would be required to eliminate any conflicting interest as defined in the TIA or resign as trustee with respect to the notes within 90 days of such default unless such default were cured, duly waived or otherwise eliminated.

The trustee may resign at any time or may be removed by us. If the trustee resigns, is removed or becomes incapable of acting as trustee or if a vacancy occurs in the office of the trustee for any cause, a successor trustee shall be appointed in accordance with the provisions of the indenture. The indenture provides that in case an event of default occurs (and is not cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The indenture provides and the new notes will provide that they are and shall be governed by, and interpreted in accordance with, the internal laws of the State of New York.

Definitions

Set forth below are certain defined terms used in the indenture. We refer you to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used in this section of the prospectus for which no definition is provided.

“Adjusted Treasury Rate” means, with respect to any redemption date:

•

the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; or

•

if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third business day preceding the redemption date.

“Applicable Premium” means, as determined by the Company with respect to any note on any redemption date, the greater of:

(1) 1.0% of the principal amount of such note on such redemption date; and

(2) the excess, if any, of the present value at such redemption date of (i) the redemption price of such note at August 1, 2015 (such redemption price being set forth in the table appearing above under the caption

“—Optional Redemption”), plus (ii) all required interest payments due on such note through August 1, 2015 (excluding accrued but unpaid interest and special interest, if any, to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate as of such redemption date plus 50 basis points, over (iii) the principal amount of such note on such redemption date.

“Attributable Debt” when used in connection with a Sale and Lease-Back Transaction, means, as of the date of determination, (i) as to any capitalized lease obligations, the liability related thereto set forth on the consolidated balance sheet of the Company and (ii) as to any operating lease, the present value (discounted at the rate per annum equal to the rate of interest set forth or implicit in the term of the lease, as determined in good faith by the board of directors of the Company) of the total obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which an option to extend such lease has been exercised).

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of us and our Subsidiaries, taken as a whole, to any Person; or

(2) we become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 40% or more of the total voting power of our Voting Stock;

(3) we merge, consolidate or amalgamate with or into any other Person or any other Person merges, consolidates or amalgamates with or into us, in any such event pursuant to a transaction in which our outstanding Voting Stock is reclassified into or exchanged for cash, securities or other property, other than any such transaction where:

(a)	our outstanding Voting Stock is reclassified into or exchanged for other Voting Stock of ours or for Voting Stock of the surviving Person, and

(b)	the holders of our Voting Stock immediately prior to such transaction own, directly or indirectly, not less than a majority of our Voting Stock or the surviving Person immediately after such transaction as before the transaction; or

(4) the first day on which a majority of our board of directors are not Continuing Directors.

“Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity most nearly equal to the period from the applicable redemption date to August 1,

2015, provided, however, that if the period from the redemption date to August 1, 2015 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities as disclosed on the consolidated balance sheet of us and our Consolidated Subsidiaries (excluding any deferred income taxes that are included in current liabilities) and (b) all goodwill, trade names, trademarks, patents, unamortized debt issue costs and other like intangible assets, all as set forth on the most recent consolidated balance sheet of us and our Consolidated Subsidiaries and in each case computed in accordance with GAAP.

“Consolidated Subsidiaries” means those Subsidiaries that are consolidated with the Company for financial reporting purposes.

“Continuing Directors” means, as of any date of determination, any member of our board of directors who (1) was a member of such board of directors on the date of original issuance of the notes or (2) was nominated for election or elected to such board of directors with the approval of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity (such as International Financial Reporting Standards) as may be in general use by significant segments of the accounting profession, that are applicable to the circumstances as of the date of determination.

“Hospital Swap” means an exchange of assets and, to the extent necessary to equalize the value of the assets being exchanged, cash by us or one of our Subsidiaries for one or more hospitals and/or one or more Related Businesses, or for 100% of the Capital Stock of any Person owning or operating one or more hospitals and/or one or more Related Businesses; provided that cash does not exceed 30% of the sum of the amount of the cash and the fair market value of the Capital Stock or assets received or given by us or such Subsidiary in such transaction. Notwithstanding the foregoing, we and our Subsidiaries may consummate two Hospital Swaps in any 12-month period without regard to the requirements of the proviso in the previous sentence.

“Independent Investment Banker” means the Reference Treasury Dealers appointed by us.

“Liens” means liens, mortgages, pledges, charges, security interests or other encumbrances.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means each hospital owned solely by the Company and/or one or more of its Subsidiaries that has an asset value shown on the books of the Company in excess of 5% of the Consolidated Net Tangible Assets of the Company.

“Qualified Equity Offering” means the issue and sale of common stock of the Company in a bona fide public or private offering.

“Reference Treasury Dealer” means:

•

Citigroup Global Markets Inc. and its successor; provided that, if any of the foregoing ceases to be a primary U.S. government securities dealer in New York City (which we refer to as a “Primary Treasury Dealer”), we will substitute another Primary Treasury Dealer; and

•	any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Related Business” means a business affiliated or associated with a hospital or any business related or ancillary to the provision of healthcare services or information or the investment in, or the management, leasing or operation of, any of the foregoing.

“Sale and Lease-Back Transaction” means any arrangement with any Person (other than the Company or a Subsidiary), or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary for a period of more than three years of any Principal Property that has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person (other than the Company or a Subsidiary), to which the funds have been or are to be advanced by such Person on the security of the leased property.

“Senior Debt” means with respect to any Person:

(1) debt of such Person, whether outstanding on the settlement date or thereafter incurred; and

(2) all other obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of debt described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such debt or other obligations are subordinated in right of payment to the notes; provided, however, that Senior Debt shall not include:

(1) any obligation of such Person to us or any Subsidiary of ours;

(2) any liability for federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any debt or other obligation of such Person which is subordinate or junior in any respect to any other debt or other obligation of such Person; or

(5) that portion of any debt which at the time of incurrence is incurred in violation of the indenture.

“Subsidiary” means, with respect to any Person, (i) any corporation, limited liability company, association or other business entity of which more than 50% of the outstanding voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, managing members or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

DESCRIPTION OF THE OLD NOTES

The terms of the old notes are identical in all material respects to those of the new notes, except that: (1) the old notes have not been registered under the Securities Act, are subject to certain restrictions on transfer and are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances); and (2) the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations. The old notes provide that, in the event that the exchange offer is not consummated within 30 business days after the date of effectiveness of the registration statement in which this prospectus is included, or, in certain limited circumstances, in the event a shelf registration statement with respect to the resale of the old notes is not filed within 30 days from the date on which the obligation to file such shelf registration statement arises or is not declared effective within 90 days after such filing, then special interest will accrue on the old notes (in addition to the interest rate on the old notes) for the period from the occurrence of such event until the earlier of such time as the exchange offer is consummated or any required shelf registration statement is effective. During the time that the special interest is accruing continuously, the rate of such special interest shall be 0.25% per annum during the first 90-day period and shall increase by 0.25% per annum for each subsequent 90-day period, but in no event shall such rate exceed 1.0% per annum in the aggregate. The new notes are not, and upon consummation of the exchange offer with respect to the old notes will not be, entitled to any such special interest. Accordingly, holders of old notes should review the information set forth under “Risk Factors” and “Description of the New Notes.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the exchange of the old notes for new notes in the exchange offer and the purchase, ownership and disposition of the new notes, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, each as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions. This summary is limited to holders who hold the notes as capital assets. This summary also does not address U.S. federal estate or gift tax laws or the tax considerations arising under the laws of any non-U.S., state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies or other financial institutions;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	dealers in securities, foreign currencies or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	non-U.S. persons or entities (except to the extent specifically set forth below);

•	S-corporations, partnerships or other pass-through entities;

•	expatriates and certain former citizens or long-term residents of the United States;

•	“U.S. holders” (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our notes, you should consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the notes.

THIS SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Exchange Pursuant to the Exchange Offer

The exchange of the old notes for the new notes in the exchange offer will not be treated as an “exchange” for U.S. federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. Accordingly, the exchange of the old notes for new notes will not be a taxable event to you for U.S. federal income tax purposes. Moreover, the new notes will have the same tax attributes as the old notes exchanged therefor and the same tax consequences to the holders as the old notes have to holders, including without limitation, the same issue price, adjusted tax basis and holding period.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to non-U.S. holders (as defined below) of the notes are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•

an individual who is a citizen or resident of the United States, including a resident alien who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (as defined under the Code) or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person (as defined under the Code).

Payments of Interest

You generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with your method of accounting for U.S. federal income tax purposes.

Additional Amounts

As described under the headings “Description of the New Notes—Redemption of Notes with Net Cash Proceeds of Qualified Equity Offerings,” “Description of the New Notes—Make-Whole Redemption” and “Description of the New Notes—Repurchase at the Option of Holders—Change of Control,” we may be obligated to pay amounts in excess of the stated principal amount of the notes (plus any accrued and unpaid stated interest) if we redeem the notes at our option or are required to repurchase the notes upon a Change of Control. In addition, we may be required to pay special interest on the notes in the event we fail to meet certain obligations to maintain the effectiveness of the registration statement of which this prospectus is a part. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of the possibility of such additional payments. This position is based in part on assumptions regarding the possibility, as of the date of issuance of the notes, that such additional amounts will have to be paid. Assuming such position is respected, any special interest paid to you as described above would be taxable as additional ordinary income when received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes, and any additional amounts paid to you pursuant to any redemption or repurchase would be taxable as described below in “—Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes.” Our determination regarding these additional payments is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. The Internal Revenue Service, however, may take a position contrary to our position, which could affect the timing and character of your income and the timing of our deductions with respect to the notes.

Market Discount

If you acquire a note at a cost that is less than its stated redemption price at maturity (i.e., its stated principal amount), the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than 0.0025 multiplied by the stated redemption price at maturity multiplied by the number of complete years to maturity (from the date of acquisition). Under the market discount rules of the Code, you are required to treat any partial payment of principal on a note, and any gain on the sale, exchange, retirement or other disposition of a note, as ordinary income to the extent of the accrued market discount that has not previously been included in income. If you dispose of such note in certain otherwise nontaxable transactions, you must include accrued market discount as ordinary income as if you had sold the note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is generally irrevocable.

With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Internal Revenue Service. Your tax basis in a note will be increased by the amount of market discount included in your income under the election.

Amortizable Bond Premium

If you purchase a note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the note with “amortizable bond premium” in an amount equal to the excess. Generally, you may elect to amortize the premium as an offset to interest, using a constant yield method similar to that described above, over the remaining term of the note. If it results in a smaller amortizable bond premium, you would amortize such premium to an earlier call date, with reference to the amount payable on such earlier call date, rather than to the note’s stated redemption price at maturity. However, in the event the note is not redeemed at the earlier call date, the note would be treated as reissued on the call date for the call price, and the note would again be subject to the rules regarding amortization of bond premium (taking into account any additional call periods). Under Treasury Regulations, the amount of amortizable bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount you treated as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the Internal Revenue Service.

Election of Constant Yield Method

You may elect to include in gross income all interest that accrues on a note, including any stated interest, market discount, de minimis market discount and unstated interest, as adjusted by amortizable bond premium, by using a constant yield prescribed in the Code and applicable Treasury Regulations. This election for a note with amortizable bond premium will result in a deemed election to amortize bond premium for all taxable debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service. Similarly, this election for a note with market discount will result in a deemed election to accrue market discount in income currently for the note and for all other debt instruments acquired by you with market discount on or after the first day of the taxable year to which the election first applies, and may be revoked only with the consent of the Internal Revenue Service. Your tax basis in a note will be increased by each accrual of income, and decreased by any payment on the note (including a payment of stated interest), under the constant yield election described in this paragraph.

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

You generally will recognize capital gain or loss upon the sale, exchange, redemption or other taxable disposition of a note in an amount equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid stated interest not previously included in income, which generally will be taxable as ordinary income) and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the amount you paid for the note, decreased by any amortizable bond premium in respect of the note which has been taken into account and reduced by any payment on the note other than a payment of qualified stated interest, and increased by any market discount previously included in income in respect of the note. Under current law, if you are a non-corporate U.S. holder, including an individual, and have held the note for more than one year at the time of disposition, such capital gain generally will be subject to tax at preferential rates. Your ability to deduct capital losses may be limited.

Backup Withholding and Information Reporting

Payments of interest and principal on notes held by U.S. holders and the proceeds received upon the sale, exchange, redemption or other disposition of such notes may be subject to information reporting and backup withholding. Payments to certain holders (including, among others, certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. If you are a U.S. holder and you are not otherwise exempt from information reporting and backup withholding, payments to you will be subject to information reporting and backup withholding if:

•

you fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number, in the manner required by the Code and applicable Treasury Regulations;

•	we or our agent (or other payor) are notified by the Internal Revenue Service that the TIN you furnished is incorrect;

•

in the case of interest payments, other than certain amounts attributable to accrued interest on sales of notes between interest payment dates, there has been a “notified payee underreporting” with respect to interest or dividends paid to you, as described in the Code; or

•

in the case of interest payments, other than certain amounts attributable to accrued interest on sales of notes between interest payment dates, you have failed to certify under penalty of perjury that you have furnished a correct TIN and that you are not subject to backup withholding under the Code.

The amount of any reportable payments, such as interest, made to you (unless you are an exempt recipient) and the amount withheld, if any, with respect to such payments will be reported to you and to the Internal Revenue Service for each calendar year.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and you may use amounts withheld under the backup withholding rules as a credit against your U.S. federal income tax liability or may claim a refund as long as you provide the required information to the Internal Revenue Service in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” and “passive foreign investment companies.” Such entities should consult their tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Payments of Interest

The 30% U.S. federal withholding tax will not apply to any payment to you of interest on a note provided that such interest is not effectively connected with your conduct of a U.S. trade or business and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•

(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an Internal Revenue Service Form W-8BEN (or successor form)) or (b) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business holds the note on your behalf and certifies, under penalties of perjury, that it has received Internal Revenue Service Form W-8BEN from you or from another qualifying financial institution intermediary, and, in certain circumstances, provides a copy of the Internal Revenue Service Form W-8BEN. If you hold your notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless you provide us or our agent with a properly executed (1) Internal Revenue Service Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) Internal Revenue Service Form W-8ECI (or successor form) stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business (and if an income tax treaty applies, such interest is attributable to a permanent establishment maintained by you in the United States), you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a U.S. person as defined under the Code, except as otherwise provided by an applicable U.S. income tax treaty. In addition, if you are a non-U.S. corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in the earnings and profits of such non-U.S. corporation.

Additional Amounts

As described under “—Consequences to U.S. Holders—Additional Amounts,” we may be obligated to pay amounts in excess of the stated principal amount of the notes (plus any accrued and unpaid stated interest) if we redeem the notes at our option or are required to repurchase the notes upon a Change of Control. As discussed above, we intend to treat any such amounts paid to you pursuant to any such redemption or repurchase as additional amounts paid for the notes, subject to the rules described below in “—Consequences to Non-U.S. Holders—Sale, Exchange, Redemption or Other Taxable Disposition of Notes.” In addition, we intend to treat payments of special interest, if any, made to non-U.S. holders in the event we fail to meet certain obligations to maintain the effectiveness of the registration statement of which this prospectus is a part as interest subject to the rules described above in “—Consequences to Non-U.S. Holders—Payments of Interest.”

Sale, Exchange, Redemption or Other Taxable Disposition of Notes

Any gain realized upon the sale, exchange, redemption or other taxable disposition of a note generally will not be subject to U.S. federal income tax unless:

•

that gain is effectively connected with your conduct of a trade or business in the United States (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

If your gain is effectively connected with your conduct of a U.S. trade or business (and if an income tax treaty applies, such gain is attributable to a permanent establishment maintained by you in the United States), you generally will be subject to U.S. federal income tax on the net gain derived from the sale, exchange, redemption or other disposition, except as otherwise required by an applicable U.S. income tax treaty. If you are a corporation, any such effectively connected gain received by you may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If you are described in the second bullet point above, you will be subject to a 30% U.S. federal income tax on the gain derived from the sale, exchange, redemption or other disposition, which may be offset by U.S. source capital losses, even though you are not considered a resident of the United States. Any amount paid to you upon the sale, exchange, retirement or redemption of a note that is attributable to interest generally will be taxable as described above under “—Consequences to Non-U.S. Holders—Payments of Interest.”

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers during the period referred to below in connection with resales of new notes received in exchange for old notes if such old notes were acquired by such broker-dealers for their own accounts as a result of marketing-making activities or other trading activities. We have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with resales of such new notes for a period ending 180 days after the expiration date of the exchange offer, or, if earlier, when all new notes subject to the exchange offer have been disposed of by such broker-dealers.

We will not receive any proceeds from the issuance of new notes in the exchange offer or from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in connection with the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any such resale of new notes may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

VALIDITY OF THE NOTES

The validity of the new notes offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California and certain matters of Nevada law relating to the validity of the new notes will be passed upon for us by Woodburn and Wedge, Reno, Nevada.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of Tenet Healthcare Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and includes an explanatory paragraph relating to the Company’s adoption of provisions of accounting guidance related to noncontrolling interests in subsidiaries, effective January 1, 2009 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You can learn more about the financial and operational results of Tenet by reading the annual, quarterly and current reports and other information we file with the SEC. You may read and copy any document Tenet files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Tenet’s SEC filings are also available to you at the SEC’s web site at http://www.sec.gov.

We “incorporate by reference” certain information in this prospectus, which means that we disclose important information to you by referring you to other documents filed separately with the SEC, which are considered part of this prospectus. Information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this exchange offer has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, 2010 and September 30, 2010;

•	Current Reports on Form 8-K filed with the SEC on March 12, May 7, June 25, August 4, August 17, October 20, and December 10, 2010; and

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on March 25, 2010.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

You may request copies of the above-referenced filings at no cost, by writing or telephoning Tenet’s principal executive offices at the following address:

Tenet Healthcare Corporation

1445 Ross Avenue, Suite 1400

Dallas, Texas 75202

(469) 893-2200

Attn: Corporate Secretary

$600,000,000

TENET HEALTHCARE CORPORATION

8% Senior Notes due 2020

PROSPECTUS

December 17, 2010

All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.

The exchange agent for the exchange offer is:

THE BANK OF NEW YORK MELLON

TRUST COMPANY, N.A.

By Facsimile for Eligible Institutions:

(212) 298-1915

Attention: Mr. David Mauer

Confirm by Telephone:

(212) 815-3687

By Mail/Overnight Courier/Hand:

c/o The Bank of New York Mellon

Trust Company, N. A.

c/o The Bank of New York Mellon Corporation

Corporate Trust Operations—Reorganization Unit

480 Washington Boulevard, 27th Floor

Jersey City, NJ 07310

Attention: Mr. David Mauer